THOMAS WHITE FUNDS CAPTURING VALUE WORDWIDE™

THOMAS WHITE INTERNATIONAL FUND(Ticker – TWWDX) March 31, 2010

FIRST QUARTER 2010 COMMENTARY

International equity returns continued their upward trend during the review period, extending the recovery that started last spring. There has been perceptible improvement in investor sentiment over the last 12 months, helped by the strong gains in the global economic outlook and the demonstrated readiness of governments to take coordinated action at the time of the crisis. For the quarter ending March 31, 2010, the Thomas White International Fund returned +2.84%, outperforming the MSCI All Country World ex US Index, which gained +1.58%. The Fund has returned +58.20%, -3.97%, +8.26%, and +4.82% for the trailing one-, three-, five-, and ten-year periods, respectively, as compared to the benchmark, which returned +60.91%, -4.17%, +6.11%, and +2.80% during the same periods. Since inception, the Thomas White International Fund has returned +8.46% on an annualized basis, versus +5.58% for the benchmark.

After a solid start to the quarter, equity markets corrected in February on fears that premature withdrawal of fiscal and monetary stimulus measures would affect the recovery during the second half of this year. These fears were accentuated after China took several policy steps to cool down rampant credit growth. Concerns over potential sovereign debt crises in select European countries, especially Greece, tempered investor confidence. Markets recouped the losses in March as strong economic data and the offer of EU financial support to Greece helped allay most of the concerns.

In a reversal from 2009, when emerging markets dominated performance, developed markets outperformed during the first quarter of 2010. Some of last year’s laggards, most notably Japan, attracted investor attention. While the economic growth outlook for the emerging economies remains much stronger compared to developed markets, the risk of some of these economies overheating has increased recently. In response, Australia has hiked interest rates repeatedly while China and India have also moved towards monetary policy tightening. Meanwhile, most indicators of global economic activity continue to strengthen. Manufacturing activity expanded further in March across the globe, except in a few economies that are severely restrained by concerns over debt. Global trade volumes have seen sustained revival and consumer sentiment in the developed world is on the mend. We believe that recent improvements in the labor market data, if sustained, will also help consumer spending.

Portfolio Review

When the financial and liquidity crisis fears began to abate in the second quarter of 2009, the Fund’s portfolio was modestly repositioned to benefit from the upturn in the global business cycle. Our disciplined research process continually strives to identify companies with a solid balance sheet that demonstrate attractive valuation and superior earnings potential. During the first quarter of 2010, diversified Japanese equipment manufacturer Fuji Electric Holdings Co, Ltd. (+58.7%) and capital equipment manufacturer Amada Co, Ltd. (+34.4%) posted exceptional returns on sustained global demand growth for industrial equipment and renewed interest in Japanese stocks. Japanese game console manufacturer Nintendo (+41.4%) and Finnish personal communication equipment producer Nokia Corporation (+22.0%) added value during the quarter, helped by the improved outlook for consumer spending in developed markets. Indonesian coal miner Indo Tambangraya Megah Tbk (+23.6%) and Canadian based coal mining firm Teck Resources Ltd (+21.5%) gained from firm international coal prices. Brazilian miner Vale S.A. (+15.2%) benefited as iron ore suppliers have made use of the demand buoyancy to push for flexible, short-term supply contracts in place of annual, fixed-price contracts. Chinese auto maker Dongfeng Motor Group Company Limited (+12.7%) extended gains on strong demand growth in its home market. Japanese insurer Sony Financial Holdings (+26.2%) also outperformed during the quarter.

Select European bank holdings in the Fund’s portfolio came under pressure during the quarter as the sovereign debt crisis escalated. Banco Santander S. A. (-19.6%), French lender Societe Generale S.A. (-10.2%), and Banco Comercial Portugues S.A. (-8.0%) all lost value. Industrial and Commercial Bank of China (-8.2%) declined as the Chinese government sought to restrain credit growth.

Though energy prices remained firm during the quarter, a number of the Fund’s energy holdings declined. They included Austrian energy company OMV AG (-14.6%), Spanish integrated energy firm Repsol YPF, S.A. (-11.7%), and Canadian oil & gas producer Talisman Energy Inc (-8.7%).

International Outlook

While the sovereign debt crisis in Europe appears to have been contained for the time being, the steps taken to manage the problem may spill over to the wider economy. Greece has been forced to implement severe austerity measures and tax hikes to shore up public finances and reduce its fiscal deficit. Other countries in the region with weak fiscal health may also have to adopt similar measures to avoid a crisis. While the expense cuts and additional tax resources are likely to help stabilize government finances, they may also restrict GDP growth for the next several years. Also, until government finances are nurtured back to acceptable levels, these countries may be forced to pay higher interest rates to make new bond issues attractive to investors. Hence, in our opinion, it is likely that the economies in the region may lag the rest of the world in the near future.

Concerns about rising fiscal deficit and public debt are not limited to Continental Europe. Rating agencies have warned that the credit ratings of some large economies, including the U.S. and the U.K., face the risk of downgrades unless their governments are more proactive in reducing fiscal deficits. We believe that most governments are depending on higher economic growth to deliver more tax revenues and are not paying enough attention to cost savings. In our view, some of the ambitious policy initiatives, such as the new U.S. healthcare bill, are likely to exacerbate the situation.

Inflation is not yet a major concern in the developed world, as subdued consumer demand growth has kept a lid on price pressures. This has allowed the central banks, including the U.S. Federal Reserve, to maintain benchmark rates at historic lows. Several of the banks remain committed to keeping interest rates low for an extended period. At the same time, those in the fast-growing emerging economies and large resource exporting countries like Australia will be under pressure to speed up the rate hikes. This may widen the interest rate differential and attract even more capital flows into emerging markets. Apart from their effect on currency values that will erode their export competitiveness, in our opinion, unrestrained inflows into emerging market assets may create price bubbles, which will be destabilizing.

Despite these apprehensions, in our view, the global economic outlook remains healthy. Until now, the improvement in corporate earnings was mostly the result of cost-cutting during the recession. As consumer demand seems to be improving in several developed markets, it is likely that top line growth will be more encouraging during the second half of this year. Consumption growth in large emerging markets like China and India is yet to see any slowdown, despite policy initiatives to calm credit growth. While energy and commodity prices remain attractive to producers, they have not yet become a restraining force on consumer spending.

The analysts at Thomas White remain convinced that equities will outperform most other asset classes over the long term. It is relevant to note that, despite the recovery in equity prices over the last year, investor participation has been low and cash inflows into equity funds has been subdued. As the recovery matures, it is likely that the money now waiting on the sidelines will flow into the equity markets. Also, in our view, the low fixed income yields are unsustainable and a correction in the bond markets will benefit equities.

We thank you for the confidence you have held in Thomas White International and we remain committed to help you achieve your investment goals.

To Contact the Thomas White Funds, please call 1-800-811-0535 or 312-663-8300. Or email us at infoathomaswhite.com.

REGIONAL ASSET ALLOCATION (As of 3/31/10)

SECTOR ALLOCATION (As of 3/31/10)

TOP TEN HOLDINGS (As of 3/31/10)

Company	Country	Industry	Weight
Samsung Electronics Co Ltd	Korea	Technology	2.03%
Dongfeng Motor Group Co	China	Consumer Durables	2.00%
Banco Santander SA	Spain	Banking	1.95%
Infosys Technologies	India	Technology	1.72%
BNP Paribas	France	Banking	1.67%
Deutsche Bank AG	Germany	Banking	1.64%
Standard Chartered plc	UK	Banking	1.63%
Novartis AG	Switzerland	Health Care	1.51%
Teva Pharmaceutical ADR	Israel	Health Care	1.43%
Sanofi-Aventis	France	Health Care	1.39%

Top 10 Holdings Weight:			16.97%
Total Number of Holdings: 139

PORTFOLIO CHARACTERISTICS (As of 3/31/10)

	TWWDX*	MSCI All Country World ex US*

P/E (Excluding Neg. Earnings)	15.1x	17.1x
P/E IBES FYI	12.2x	13.6x
Price/Book	1.9x	1.8x
Dividend Yield	2.6%	2.7%
5yr Earning Growth	9.4%	6.6%
Wtd Avg Mkt Cap	$46.91B	$51.12B
Wtd Median Mkt Cap	$30.33B	$30.33B
Turnover (1 year)	44.5%	-
		*Source: Bank of New York Mellon Corp
Market Cap Exposure
Large Cap (over $15 billion)	63.09%
Mid Cap ($1.75-$15 billion)	36.01%
Small Cap (under $1.75 billion)	0.90%

AVERAGE ANNUAL RETURNS1,2 (As of 3/31/10)

Performance data is based upon past performance, which is no guarantee of future results. The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Current performance may be higher or lower than the performance data quoted. Please call 1-800-811-0535 to obtain performance data as of the most recent month-end.

YEARLY TOTAL RETURNS1,2

Year	TWWDX	MSCI All Country World ex US
2010 1Q	2.84%	1.58%
2009	33.56%	41.45%
2008	-43.43%	-45.53%
2007	17.94%	16.66%
2006	31.80%	26.65%
2005	25.54%	16.62%
2004	20.44%	20.91%
2003	36.26%	40.83%
2002	-11.35%	-14.95%
2001	-16.75%	-19.73%
2000	-14.65%	-15.31%
1999	26.31%	30.63%

1.  Total return includes reinvestment of dividends and capital gains and reflects fee waivers/reimbursements, in the absence of which total returns would have been lower. Investing in international markets may involve additional risks, such as social and political instability, market illiquidity, exchange-rate fluctuations, a high level of volatility and limited regulation. You should consider the investment objectives, risks, charges and expenses of the Fund before investing. For a prospectus containing this and other information, please call 1-800-811-0535 or visit the Fund’s website at www.thomaswhite.com.

2.  The MSCI All Country World ex US Index is a free float-adjusted market capitalization-weighted index of 47 countries, which includes developed and emerging markets. The index is unmanaged and returns assume the reinvestment of dividends. It is not possible to invest directly in an index.

FUND FACTS

Ticker Symbol:	TWWDX
CUSIP:	543917108
Benchmark:	MSCI All Country World ex US Index
Inception Date:	6/28/94
Minimum Initial Investment:	Non-Retirement Plan $2,500
Retirement Plan $1,000
Redemption Fee:	2% within first 60 calendar days

DISTRIBUTED BY	FEES AND EXPENSES1

Thomas White Funds Family
440 South LaSalle Street, Suite 3900	Gross Expenses	1.46%
Chicago, Illinois 60605	Less reimbursement	(0.06%)
1-800-811-0535	Net Expenses	1.40%
www.thomaswhite.com
email: info@thomaswhite.com

1.  Gross Expenses are based on the most recent prospectus. The Advisor has agreed to reimburse the International Fund to the extent that the Fund’s total operating expenses exceed 1.40% of the Fund’s average daily net assets during the current fiscal year. The International Fund has agreed to repay the Advisor for amounts waived or reimbursed by the Advisor pursuant to the fee waiver/expense reimbursement agreement provided that such repayment does not cause the Fund to exceed this limit and the repayment is made within three years after the year in which the Advisor incurred the expense.

PORTFOLIO MANAGER

THOMAS S. WHITE, JR.
The Funds’ President and Portfolio Manager

[Picture Omitted]

Mr. White is the founder and Chairman of Thomas White International, Ltd., and the President and Portfolio Manager of the Thomas White Funds.

Mr. White has over 40 years of investment experience, commencing in 1966 when he began his career at Goldman Sachs after graduating from Duke University. He was an officer of Lehman Brothers and later worked for Blyth Eastman Dillon. As Managing Director of Morgan Stanley, Mr. White was the CIO for the institutional value style portfolios and funds at Morgan Stanley Asset Management for 14 years.

Mr. White, as head of the firm’s Global Investment Team, is responsible for the management of the firm’s domestic, international and global portfolios. The Global Investment Team is supported by the firm’s security analysts who produce investment research covering nearly 4,500 companies in over 45 countries around the world.

THOMAS WHITE INTERNATIONAL FIRM OVERVIEW

Thomas White International employs a relative value methodology and analyzes companies based on a very broad set of fundamental criteria. Its disciplined investment approach has been successful in adding considerable value through security selection, independent of the value added from emerging markets exposure.

The firm was established to spread its investment research across multiple domestic and international equity classes. Thomas White International manages separate accounts in five primary equity styles, which share a common value investment philosophy and process. These equity styles include U.S. Large-Cap, U.S. Mid-Cap, U.S. Small-Cap, International, and Global Equities.

The firm’s portfolios are typically built with 40 —150 securities, depending on the equity style, and exhibit moderate tracking error. Despite the firm’s emphasis on relative valuation, all portfolios are designed to maintain a style- neutral orientation.

Organization

Thomas White International, a Chicago-based asset management and equity research firm founded in 1992, had $1.1 billion in assets under management as of March 31, 2010. The firm is employee-owned with significant concentration of ownership among the most senior investment professionals, and fosters a strong investment culture, while maintaining high standards of compliance and commitment.

All of the firm’s employees are invested in its products. However, employees are restricted from investing in individual securities. Investment professionals may earn part of their total compensation through bonuses. Bonuses are based on each individual’s overall contribution to the firm.

Investment Process

Thomas White International is well-known for having a research-driven culture, as its data intensive, fundamental research serves as the foundation of the firm’s investment process.

The firm performs its global equity research on a stock universe of over 4,500 developed and emerging market companies based on industry/country specific sub-universe valuation groups. Through these sub¬groups, the firm’s analysts perform quantitative investment research on the most attractively valued securities, including an assessment of accounting and management.

Following the analysts’ quantitative research and assessment, companies are then grouped into rankings based on their expected relative returns.

The most attractive companies are then subject to additional qualitative analysis, where the team focuses on the quality of accounting and management. Securities are purchased if the qualitative analysis verifies the portfolio managers assessment that the stock will return to fair value.

Given the firm’s bottom-up orientation, position weightings are primarily the result of research ranking strength. This may cause a portfolio to vary in terms of sector and country exposures when compared to its benchmark. Typically, this deviation is more pronounced for country weightings than for sector allocation.

For the International and Global Equity products, the portfolio manager maintains the latitude to invest in emerging market equities, which have proven to be a notable source of performance.

THOMAS WHITE FUNDS CAPTURING VALUE WORDWIDE™

THOMAS WHITE AMERICAN OPPORTUNITIES FUND(Ticker – TWAOX) March 31, 2010

FIRST QUARTER 2010 COMMENTARY

The U.S. equity market extended gains during the first quarter of 2010, the fourth successive quarter of positive returns. Though the benchmark indices are still below their pre-crisis peaks, they have recovered substantially since last spring on rising investor confidence. The economic recovery has proved to be more robust than earlier forecasted, despite the delayed revival in the labor market and consumer spending. Several of the fiscal and monetary stimulus measures that helped end the recession remain in place, and continue to support economic expansion.

For the quarter ended March 31, 2010, the Thomas White American Opportunities Fund gained +7.34% compared to +8.67% for the benchmark Russell Midcap Index. The Fund returned +45.83%, -5.73%, +1.39% and +5.16% for the trailing one-, three-, five- and ten-year periods, respectively, while the benchmark returned +67.73%, -3.30%, +4.20% and +4.84% for the same periods. Since inception, the Fund has returned +5.92% on an annualized basis, versus +7.24% for the benchmark.

Equity prices were firm at the start of the review period, as most of the trends that supported last year’s market recovery remained in place. Volatility returned to the market on fears that early withdrawal of stimulus measures could weaken the recovery as the revival in consumer spending was inordinately slow due to high unemployment and stagnant personal incomes. The market sentiment worsened in February on rising political uncertainty in the U.S. and its effect on the Obama administration’s reform agenda, as well as fears over a sovereign debt crisis in Europe. Most of these concerns eased by March and equity prices more than recovered the losses from the previous month.

Although the U.S. economic growth for the fourth quarter of last year was revised lower, the outlook for the broader economy continues to improve. The manufacturing sector has sustained the growth momentum while the services sector is now showing more definite signs of a recovery. Despite surveys that suggest that consumer sentiment remains uncertain, recent data on consumer spending is more encouraging. Auto sales posted strong growth in March, though some of the gains were due to higher sales incentives. Partly helped by the pent-up demand that resulted from the inclement weather in the previous month, March sales exceeded expectations at most major retailers. The economy added jobs in March for the first time since the beginning of the financial crisis. Surveys indicate that most businesses are confident of revenue growth over the next six months and earnings expectations remain high.

Portfolio Review

The Thomas White American Opportunities Fund’s portfolio returns for the quarter were below the benchmark returns. The Fund also lagged the benchmark in its trailing 1-year return as the Fund’s portfolio did not participate in the early stages of the market recovery, dominated by cyclical and lower quality stocks. Our disciplined research process continues to emphasize companies with solid balance sheets, attractive valuation, and superior earnings potential.

Improved demand outlook and firm energy prices helped the Fund’s energy holdings during the quarter, including oil and natural gas producer Mariner Energy, Inc. (+28.9%) and oil refiner and retailer Valero Energy Corp. (+17.6%). Select healthcare and related holdings gained on expectations of increased demand after the new U.S. health care bill was passed. They included medical technology products manufacturer Teleflex, Inc. (+18.9%), pharmacy benefit management services firm Express Scripts, Inc. (+17.8%), and medical devices manufacturer Edwards Life Sciences Corp. (+13.9%). Insurers Lincoln National Corporation (+23.4%) and StanCorp Financial Group, Inc. (+19.0%), as well as power management products and services provider Eaton Corp. (+19.1%) also added value during the quarter.

A number of the technology holdings in the Fund’s portfolio corrected after the strong returns in previous quarters. They included hard drive maker Western Digital Corp. (-11.7%), integrated circuit maker Linear Technology Corp. (-7.6%), and technology services provider Computer Sciences Corp. (-5.3%). Cigarette manufacturer Lorillard Inc. (-6.2%) lost value on regulatory concerns, while regional communications services provider Frontier Communications Corp. (-4.7%) declined on union resistance to a business acquisition. Natural gas utility Sempra Energy (-10.9%), paper and packaging products maker International Paper Company (-8.1%), and aerospace and defense products manufacturer Alliant Techsystems Inc. (-7.9%) were the other underperformers during the quarter.

Domestic Outlook

Though the National Bureau of Economic Research, the arbiter of business cycles in the U.S., maintains that it is premature to declare the end of the recession, the economic downturn most likely ended last year. Almost all leading indicators now suggest sustained expansion in domestic economic activity, and even lagging indicators like unemployment have seen improvement in recent months. The administration remains determined to extend some of the fiscal stimulus measures and has announced new spending programs during the first quarter to revive the jobs market. However, several risks remain that could affect the medium and long¬term performance of the economy.

While the U.S. Federal Reserve remains committed to keeping interest rates low for an extended period, the central bank is gradually winding down some of the quantitative measures that helped prop up the housing market during the recession. The decision to end the purchase of mortgage asset-backed securities, and the eventual sale of securities purchased earlier, could push up mortgage rates. If they are not timed well, in our opinion, these could restrict or slow the modest housing recovery which is still heavily dependent on record low mortgage rates and tax incentives. The dollar has gained ground in recent months, mostly because the Euro has slipped on sovereign debt concerns in Europe. If the trend is sustained, it could affect U.S. exports which have gained since the second half of last year. There are also questions about the quality and sustainability of recent gains in the jobs market. Nearly one-third of the new jobs created during March came from the temporary hiring for the United States Census, while income growth is subdued and long-term unemployment remains high.

Over the long term, in our opinion, the biggest risks remain the worsening fiscal deficit and rising public debt. Part of the recent increase in the U.S. fiscal deficit is due to the extraordinary scale of the stimulus spending, which is reversible and hence unlikely to be a long-term concern. At the same time, we believe enough attention has not been given to control government spending. In fact, in our view, some of the ambitious policy initiatives may worsen the fiscal deficit in the long run. This is compounded by an aging population that will likely force the government to increase spending on entitlements such as Medicare and Social Security in the future. As the proportion of the working population in the total population declines, the potential for higher tax revenues will likely fall and it may be a challenge to regain fiscal sustainability.

The analysts at Thomas White remain convinced that equities will outperform most other asset classes in the long-term. It is relevant to note that, despite the recovery in equity prices over the last year, investor participation has been low and cash inflows into equity funds has been subdued. As the recovery matures, it is likely that the money now waiting on the sidelines will flow into the equity markets. Also, in our view, the low fixed income yields are unsustainable and a correction in the bond markets will benefit equities.

We thank you for the confidence you have held in Thomas White International and we remain committed to help you achieve your investment goals.

To Contact the Thomas White Funds, please call 1-800-811-0535 or 312-663-8300. Or email us at info@thomaswhite.com.

PORTFOLIO WEIGHTINGS (As of 3/31/10)

TOP TEN HOLDINGS (As of 3/31/10)

Company	Industry	Weight

Conagra Foods	Consumer Staple	2.76%
Oil States International Inc	Energy	2.74%
Realty Income Corp	Financial Diversified	2.07%
Commerce Bancshares Inc	Banking	2.07%
Reynolds American Inc	Consumer Staple	2.00%
Yum! Brands Inc	Services	1.94%
Ventas Inc	Financial Diversified	1.84%
Eaton Corp	Industrial	1.83%
WW Grainger Inc	Services	1.74%
Health Care Reit Inc	Financial Diversified	1.37%

Top 10 Holdings Weight:		20.36%
Total Number of Holdings: 87

YEARLY TOTAL RETURNS1,2

Year	TWAOX	Russell Midcap Index*
20101Q	7.34%	8.67%
2009	21.41%	40.48%
2008	-36.55%	-41.46%
2007	5.04%	5.60%
2006	10.49%	15.26%
2005	8.76%	12.65%
2004	20.11%	20.22%
2003	34.55%	40.05%
2002	-9.89%	-16.19%
2001	6.12%	-5.62%
2000	5.24%	8.25%

PORTFOLIO CHARACTERISTICS (As of 3/31/10)

	TWAOX	Russell Midcap Index*
PIE (Excluding Neg. Earnings)	16.6x	19.4x
PIE IBES FYI	15.1x	15.8x
Price/Book	1.8x	2.1x
Dividend Yield	2.0%	1.5%
5yr Earning Growth	14.0%	5.9%
Wtd Avg Mkt Cap	$6.72B	$6.81 B
Wtd Median Mkt Cap	$5.16B	$6.24B
Turnover (1 year)	81.56%
		*Source: Bank of New York Mellon Corp
Market Cap Exposure
Large Cap (over $15 billion)	2.48%
Mid Cap ($1.75-$15 billion)	90.33%
Small Cap (under $1.75 billion)	7.19%

AVERAGE ANNUAL RETURNS1,2 (As of 3/31/10)

Performance data is based upon past performance, which is no guarantee of future results. The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Current performance may be higher or lower than the performance data quoted. Please call 1-800-811-0535 to obtain performance data as of the most recent month-end.

1.  Total return includes reinvestment of dividends and capital gains and reflects fee waivers/reimbursements, in the absence of which total returns would have been lower. You should consider the investment objectives, risks, charges and expenses of the Fund before investing. For a prospectus containing this and other information, please call 1-800-811-0535 or visit the Fund’s website at www.thomaswhite.com.

2.  The Russell Midcap Index measures the performance of the 800 smallest companies in the Russell 1000 Index, which measures the performance of the 1,000 largest US companies based on total market capitalization. The index is unmanaged and returns assume the reinvestment of dividends. It is not possible to invest directly in an index.

FUND FACTS

Ticker Symbol:	TWAOX
CUSIP:	543917306
Benchmark:	Russell Midcap Index
Inception Date:	3/4/99
Minimum Initial Investment:	Non-Retirement Plan $2,500
Retirement Plan $1,000
Redemption Fee:	2% within first 60 calendar days

DISTRIBUTED BY	FEES AND EXPENSES1

Thomas White Funds Family
440 South LaSalle Street, Suite 3900	Gross Expenses	1.74%
Chicago, Illinois 60605	Less reimbursement	(0.39%)
1-800-811-0535	Net Expenses	1.35%
www.thomaswhite.com
email: info@thomaswhite.com

1.  Gross Expenses are based on the most recent prospectus. The Advisor has agreed to reimburse the American Opportunities Fund to the extent that the Fund’s total operating expenses exceed 1.35% of the Fund’s average daily net assets during the current fiscal year. In the absence of this reimbursement, performance would have been lower.

PORTFOLIO MANAGER

THOMAS S. WHITE, JR.
The Funds’ President and Portfolio Manager

[Picture Omitted]

Mr. White is the founder and Chairman of Thomas White International, Ltd., and the President and Portfolio Manager of the Thomas White Funds.

Mr. White has over 40 years of investment experience, commencing in 1966 when he began his career at Goldman Sachs after graduating from Duke University. He was an officer of Lehman Brothers and later worked for Blyth Eastman Dillon. As Managing Director of Morgan Stanley, Mr. White was the CIO for the institutional value style portfolios and funds at Morgan Stanley Asset Management for 14 years.

Mr. White, as head of the firm’s Global Investment Team, is responsible for the management of the firm’s domestic, international and global portfolios. The Global Investment Team is supported by the firm’s security analysts who produce investment research covering nearly 4,500 companies in over 45 countries around the world.

THOMAS WHITE INTERNATIONAL FIRM OVERVIEW

Thomas White International employs a relative value methodology and analyzes companies based on a very broad set of fundamental criteria. Its disciplined investment approach has been successful in adding considerable value through security selection, independent of the value added from emerging markets exposure.

The firm was established to spread its investment research across multiple domestic and international equity classes. Thomas White International manages separate accounts in five primary equity styles, which share a common value investment philosophy and process. These equity styles include U.S. Large-Cap, U.S. Mid-Cap, U.S. Small-Cap, International, and Global Equities.

The firm’s portfolios are typically built with 40 —150 securities, depending on the equity style, and exhibit moderate tracking error. Despite the firm’s emphasis on relative valuation, all portfolios are designed to maintain a style- neutral orientation.

Organization

Thomas White International, a Chicago-based asset management and equity research firm founded in 1992, had $1.1 billion in assets under management as of March 31, 2010. The firm is employee-owned with significant concentration of ownership among the most senior investment professionals, and fosters a strong investment culture, while maintaining high standards of compliance and commitment.

All of the firm’s employees are invested in its products. However, employees are restricted from investing in individual securities. Investment professionals may earn part of their total compensation through bonuses. Bonuses are based on each individual’s overall contribution to the firm.

Investment Process

Thomas White International is well-known for having a research-driven culture, as its data intensive, fundamental research serves as the foundation of the firm’s investment process.

The firm performs its global equity research on a stock universe of over 4,500 developed and emerging market companies based on industry/country specific sub-universe valuation groups. Through these sub-groups, the firm’s analysts perform quantitative investment research on the most attractively valued securities, including an assessment of accounting and management.

Following the analysts’ quantitative research and assessment, companies are then grouped into rankings based on their expected relative returns.

The most attractive companies are then subject to additional qualitative analysis, where the team focuses on the quality of accounting and management. Securities are purchased if the qualitative analysis verifies the portfolio managers assessment that the stock will return to fair value.

Given the firm’s bottom-up orientation, position weightings are primarily the result of research ranking strength. This may cause a portfolio to vary in terms of sector and country exposures when compared to its benchmark. Typically, this deviation is more pronounced for country weightings than for sector allocation.

For the International and Global Equity products, the portfolio manager maintains the latitude to invest in emerging market equities, which have proven to be a notable source of performance.